



Gravel & Gold LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: November 25, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Gravel & Gold LLC

Founded: March 18, 2008

Address: 3266 21st Street
San Francisco, CA 94110

Industry: Clothing and Clothing Accessories Retailers

Employees: 7

Website: https://gravelandgold.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- operations, inventory, and marketing to grow wholesale, ecommerce, and brick & mortar retail sales channels
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 41,900 Followers





Business Metrics:

	FY23	FY24	YTD 9/30/2025
Total Assets	$308,155	$571,845	$440,055
Cash & Cash Equivalents	$72,893	$171,884	$26,913
Accounts Receivable	$5,413	$12,727	$27,763
Short-term Debt	$995,163	$1,332,171	$1,172,685
Long-term Debt	$0	$0	-$3,366
Revenue	$679,779	$852,402	$757,241
Cost of Goods Sold	$243,479	$313,404	$300,462
Taxes	$0	$0	$0
Net Income	-$186,992	-$73,318	$33,792

Recognition:

Gravel & Gold LLC (DBA Gravel & Gold) was founded to meet the growing demand for sustainable, design-driven goods by supporting artists and makers through responsible, craft-based production. They curate high-quality products that foster customer loyalty and community engagement, while building a brand grounded in collaboration, elevated design, and social impact. Their business is dedicated to creating lasting value for both their customers and partners, positioning Gravel & Gold as a leader in conscious retail.

About:

Gravel & Gold LLC (DBA Gravel & Gold) designs, produces, and distributes exceptionally high-quality, well-fitting apparel and accessories with creativity, compassion, and attention to detail. They keep the shopping experience fun, kind, and uniquely Californian.

For more information, contact our Customer Support Team at support@thesmbx.com

